NEWS RELEASE

Augusta Files Plan of Operations for Rosemont Copper Project –
Completing First Step in Permitting Process

TUCSON, AZ, July 12, 2007 – Augusta Resource Corporation (TSX/AMEX: AZC) (“Augusta” or the “Company”) is pleased to announce it has formally filed the comprehensive Plan of Operations (the “plan”) for the proposed Rosemont Copper project with the United States Forest Service. This detailed plan for Augusta’s Rosemont Copper project includes progressive design, conservation and sustainability initiatives.

“We have consistently promised a mine development that combines innovation, conservation and economic opportunity – and we are delivering on that promise,” said Gil Clausen, President and CEO of Augusta. “In addition to adding water to Southern Arizona, our Plan of Operations commits us to water recycling, reclamation starting in the first year of production, and a multi-million dollar endowment to support community projects within the region.”

Rosemont Copper’s detailed submittal outlines the plan to construct, operate and reclaim the Rosemont Copper mine. Once approved, the final Rosemont Plan of Operations becomes a binding document that assures the plan’s commitments, including reclamation and closure funding guarantees. Highlights of the plan include:

  Significant Economic Benefits – The Rosemont Copper project will produce more than 230 million pounds of copper per year. Rosemont Copper alone will produce 10 percent of the entire U.S. copper production for 20 years. About 500 high-paying direct jobs, as well as at least 1,000 indirect jobs will be created, adding over $500 million in local payroll over the mine life and $1.4 billion in goods and services, in addition to local, state, and federal tax revenue.

  Water Conservation – The Rosemont design avoids impacts to the Davidson Canyon and Cienega Creek watershed. Central Arizona Project water is already being purchased and stored in advance. Rosemont will add to the local aquifer more water than it will use, leaving a five-percent net water gain in the community. By the end of this year, a supply of water will have been stored sufficient to sustain the operation for three years. In addition, new water conservation and recycling techniques at Rosemont will save 50 to 60 percent of the total water used in traditional mining.

  Concurrent Reclamation – Reclamation will begin within the first year of mine operation and will feature state-of-the-art practices. They include greenhouse studies for optimum revegetation, cattle use to prepare the seedbed for replanting, and construction of perimeter buttresses to stabilize soil and shield visual impact from state highway SH 83. Only a small portion of the final pit configuration will be visible from the highway.

  Community Conservation – At the end of the estimated 20 years of production, Rosemont Copper will leave open space and conservation easements to the community in perpetuity. In addition, the project will endow funds to support local projects for generations to come.

     Suite 400 - 837 West Hastings Street, Vancouver, BC, V6C 3N6
Telephone: 604 687 1717   Facsimile: 604 687 1715   E-mail: info@augustaresource.com

Arizona, the Copper State, produces 65 percent of the United States' supply of copper on only a quarter of one percent of the state’s land. Copper is increasingly important, particularly with growth in sales of energy-efficient products, hybrid cars and solar energy systems. Rosemont Copper will produce copper, molybdenum and silver for 20 years in a remote area of Pima County west of Highway 83. The Rosemont property has had a long history of ranching and mining activity dating back to the 1800s.

Now that Rosemont’s Plan of Operations has been submitted to the U.S. Forest Service, the Company will move to the next step for environmental permitting in Arizona. Based on their review of the plan, the U.S. Forest Service is expected to initiate the Environmental Impact Statement, a process that takes 12 to 18 months to complete.

The comprehensive Plan of Operations will be available on the Augusta website at www.augustaresource.com within 10 days. To obtain an immediate copy please contact Marlo Hamer-Jackson at the below contact details.

ABOUT AUGUSTA RESOURCE CORPORATION - Augusta is a mineral exploration and development company responsibly advancing the Rosemont Copper project in Southern Arizona. The Company’s Rosemont property is located in Pima County, approximately 50 kilometers southeast of Tucson, Arizona, and contains a potentially world class open-pit copper/molybdenum/silver (“Cu/Mo/Ag”) deposit. Augusta has a solid asset base, proven management team, and is committed to becoming a mid-tier copper producer within five years. The company is traded on the American Stock Exchange and the Toronto Stock Exchange under the symbol AZC, and on the Frankfurt Stock Exchange under the symbol A5R.

For additional information please visit www.augustaresource.com or contact:

Gil Clausen, President & CEO	Marlo Hamer-Jackson, Investor Relations Manager
Phone: 303-300-0136	Phone: 604-687-1717
Fax: 303-300-0135	Fax: 604-687-1715
gclausen@augustaresource.com	mhamer-jackson@augustaresource.com

ON BEHALF OF THE BOARD OF DIRECTORS

“Gil Clausen”
______________________
Gil Clausen
President and CEO

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING INFORMATION
Certain of the statements made and information contained herein and in the documents incorporated by reference may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward looking statements or information within the meaning of the Securities Act (Ontario). Forward- looking statements or information include statements regarding the expectations and beliefs of management. Forward looking statements or information include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to the Company’s plans at its Rosemont Property and other mineral properties, the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties with or interruptions in production and operations, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis, the effect of hedging activities, including margin limits and margin calls, regulatory restrictions, including environmental regulatory restrictions and liability, the speculative nature of mineral exploration, dilution, competition, loss of key employees, and other risks and uncertainties, including those described under “Risk Factors Relating to the Company’s Business” in the Company’s Annual Information Form dated March 1, 2007. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. We do not expect to update forward-looking statements or information continually as conditions change, and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.

Suite 400 - 837 West Hastings Street, Vancouver, BC, V6C 3N6
Telephone: 604 687 1717   Facsimile: 604 687 1715   E-mail: info@augustaresource.com